EXHIBIT 21.1

SUBSIDIARIES OF THESTREET.COM, INC.

ENTITY	JURISDICTION OF INCORPORATION
BankingMyWay.com, LLC	Wisconsin
Bankers Financial Products Corporation d/b/a RateWatch	Wisconsin
Promotions.com LLC	Delaware
Stockpickr LLC	Delaware
SP-TSC Holdings LLC	Delaware
Independent Research Group LLC	Delaware